SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ledbetter, Kim W. (Last) (First) (Middle) StanCorp Financial Group, Inc. 1100 SW Sixth Avenue (Street) Portland, OR 97204-1093 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol StanCorp Financial Group, Inc. SFG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Sr. Vice Presdent - Individual Insurance & Retirement Plans
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/02/2001	F	3,430.00 | D | $47.75		D
Common Stock	02/05/2001	A	498.00 | A | $42.50		D
Common Stock	02/15/2001	F	929.00 | D | $42.03		D
Common Stock	12/31/2001	G (1)	360.00 | D | (2)	23,372.00	D
Common Stock	12/31/2001	G (1)	360.00 | A | (2)	412.00	I	By Son
Common Stock				200.00	I	By Trust for Immediate Family

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Ledbetter, Kim W. - December 2001
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Options to Buy 2-5-01	$42.50	02/05/2001	A	(A) 10,000.00	(3) | 02/05/2011	Common Stock - 10,000.00	$42.50	10,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Michael T. Winslow (POA on file) Kim W. Ledbetter Page 2 SEC 2270 (3-99)

Ledbetter, Kim W. - December 2001
Form 5 (continued)
FOOTNOTE Descriptions for StanCorp Financial Group, Inc. SFG

Form 5 - December 2001

Kim W. Ledbetter
StanCorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, OR 97204-1093
Explanation of responses:

 (1)   Gift to son who shares reporting person's household. Shares held by trust for son under Uniform Gifts to Minors Act
(2)   Not Applicable
(3)   The option becomes exercisable in four equal installments on the anniversary of the grant date.

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